FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March 2005

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's press release dated March 7, 2005, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration statement on Form S-8 of the Registrant filed December 23, 1999, (ii) the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statement on Form S-8 of the Registrant filed December 15, 2004 in connection with The Sappi Limited 2004 Performance Share Incentive Plan, (iv) the Registration Statement on Form S-8 of the Registrant filed December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme and (v) the Section 10(a) Prospectus dated December 16, 2004 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SAPPI LIMITED
Incorporated in the Republic of south Africa
(Registration Number 1936/008963/06
JSE Code: SAP
ISIN: ZAE000006284

Results of Annual General Meeting

Sappi’s Annual General meeting was held in Johannesburg this morning (07 March 2005) and all resolutions as proposed were duly passed by the requisite majority.

The chairman, Mr Eugene van As made the following statement at the meeting:
“As we said in our first quarter results announcement on 31 January 2005, the market outlook for our major products is positive.

“Notwithstanding a seasonally quieter first calendar quarter, forecasts of continued advertising spending growth and of an improving supply demand balance of coated paper lead us to expect improving market conditions for our coated paper.

“We have announced price increases in Europe of Euro 50 per ton for woodfree coated sheets and reels and Euro 30 per ton for mechanical coated reels, for deliveries made after 01 April 2005. To date, some other producers have announced price increases and we are confident that because of rising input costs and relatively high operating rates, the new prices should prevail. In the USA we are proceeding with the implementation of the US$60 per short ton price increase for web product which we announced in December and which will now apply to all orders entered after the 21 February and all product shipped after the 01 March 2005.

“We continue to experience cost pressure in all our operations particularly in respect of energy costs but also on other raw materials and in North America on wood costs. We have active profit improvement plans in each of our businesses to help counteract these pressures and we are confident that they will be largely successful. However, margins cannot be restored to reasonable levels without the price increases which we have announced.

“Our focus is on improving the performance of our North American business. Ronee Hagen, the new chief executive officer, has identified a number of actions and her team is proceeding with implementing these. Some will have an immediate short-term effect and others will only see the benefit towards the end of our financial year. Key is logistics, where the combination of scheduling and inventory management issues resulting from systems changes has been aggravated by the tight demand for rail trucks and strong demand for our product from our customers. This has resulted in unusually high distribution costs which will continue, for at least the current quarter. Thereafter we expect to see a gradual improvement both in inventory levels and in unit costs.

“The volatility of the Rand and its current strength relative to the us dollar continues to put pressure on the margins of our South African businesses, where prices are largely us dollar influenced. Although the Rand weakened briefly to around ZAR6.25/US Dollar it has again strengthened and was ZAR5.80/US Dollar at the end of February.

“Nevertheless, we are positive about the outlook for the balance of this year and we expect our headline earnings per share for the second financial quarter to be similar to the earnings per share reported in the equivalent quarter last year.”

For further information
André Oberholzer
Group Head Corporate Affairs
Tel +27 (0)11 407 8044
Fax +27 (0) 403 8236
Andre.Oberholzer@sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2005

SAPPI LIMITED,
by
/s/ D. G. Wilson
Name: D. G. Wilson Title: Executive Director: Finance